Filed by: ABN AMRO Holding N.V.
pursuant to Rule 425(a)
under the Securities Act of 1933, as amended

Exchange Act File Number 001-14624
Date: March 20, 2007

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 20, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

  Amsterdam/London, 20 March 2007

  Barclays and ABN AMRO announce outline of preliminary discussions

  Further to the announcement of 19 March 2007, Barclays PLC (“Barclays”) and ABN AMRO Holding N.V.(“ABN AMRO”) confirm that they are in exclusive preliminary discussions with regard to a potential combination of the two organisations that would create value for both sets of shareholders. These talks are at an early and exploratory stage and there can be no certainty that they will lead to a transaction or the form it will take.

  Barclays and ABN AMRO have agreed to engage in discussions that seek to incorporate the following broad objectives:

  The holding company of the combined entity would be a UK incorporated company (PLC) with a primary listing on the London Stock Exchange and secondary listing on Euronext Amsterdam.

  The new entity would have a UK unitary Board and clear governance and management structures.

  The first Chairman would be nominated by ABN AMRO and the first Chief Executive Officer would be nominated by Barclays.

  The head office for the combined entity would be located in Amsterdam.

  Discussions have been initiated with the UK, Dutch and other relevant regulators as regards seeking the Dutch Central Bank (DNB) to act as lead regulator for the combined entity.

  The ultimate outcome of these discussions generally, and in regard to these specific objectives, will depend on the consultation with and the approvals of the multiple regulators and other stakeholders in the various jurisdictions.

  Further announcements will be made in due course.

Future SEC Filings and this Filing: Important Information

In the event that Barclays PLC and ABN AMRO Holding N.V. enter into a transaction, they may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays PLC and ABN AMRO Holding N.V., without charge, once they are filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Press contact: +31 20 6288900
IR contact: +31 20 6287835

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this report are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

2

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

	By:	/s/ H.W. Nagtglas Versteeg

		Name:	H.W. Nagtglas Versteeg
		Title:	Company Secretary

Date: March 20, 2007	By:	/s/ P.H.M. Hofste

		Name:	P.H.M. Hofste
		Title:	Chief Accounting Officer